UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025
Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Compugen Ltd.

On January 8, 2025, Compugen Ltd. (the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 (the “Press Release”) to this Report on Form 6-K and incorporated by reference herein.

With the exception of the third and fourth paragraphs in the Press Release, the information incorporated by reference in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-270985.

Exhibit
Number	Description of Exhibit

99.1	Press Release dated January 8, 2025 – “Compugen Announces First Patient Dosed in Phase 1 Clinical Trial to Evaluate COM503 as Monotherapy and in Combination with Zimberelimab in Advanced Solid Tumors”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: January 8, 2025	By:	/s/ Eran Ben Dor
Eran Ben Dor
General Counsel